Exhibit 99.22

CONSENT OF EXPERT

TO:                          Northern Orion Resources Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission — Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

I refer to the notice and information circular dated July 20, 2007 (the “Circular”) of Northern Orion Resources Inc. (the “Company”).

I, Luis A. Rivera, do hereby consent to being named as a professional person in the Circular and authorize the use of the information represented in the Circular as having been prepared by me or under my supervision.

I confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are:

a.                                     derived from the information represented in the Circular as having been prepared by me or under my supervision; or

b.                                      within my knowledge as a result of the services performed by me in connection with such information.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the AIF  or any other similar document and is not to be relied upon for any other purpose.

DATED this 23rd day of July, 2007.

“Luis A. Rivera”
Luis A. Rivera